February 2, 2006

VIA EDGAR

Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0507

CHC Helicopter
Corporation	RE:	CHC Helicopter Corporation
Form 20-F for the fiscal year ended April 30, 2005
Form 6-K for the month of October 2005
4740 Agar Drive		File No. 0-21756
Richmond, BC
Canada
V7B 1A3	Dear Ms. Blye:

T 604.276.7500 F 604.232,8359 www.chc.ca		I am writing on behalf of CHC Helicopter Corporation, a Canadian corporation, to respond to your comment letter dated December 14, 2005. You have asked us to describe to the Staff the extent and nature of our past, current and anticipated contacts with Iran, Sudan and Libya (each a “Subject Country” and collectively, the “Subject Countries”). You have further asked us to address for the Staff the materiality of our contacts with the Subject Countries and whether those contacts constitute, individually or in the aggregate, a material investment risk for our security holders. We have identified and reviewed the contracts under which we, through our subsidiaries, have provided or are providing goods and services or otherwise had or continue to have dealings with counterparties in the Subject Countries. On the basis of that review, we summarize below information pertaining to the Staff’s comment letter.

Our letter is in three sections. The first section sets forth an overview of the extent and nature of our activities, in the aggregate, in the Subject Countries. The second section provides details on those activities in each Subject Country. The third section addresses our view on the materiality of those activities to us and our security holders.

Overview of Activities in the Subject Countries

On an aggregate basis, the revenues generated by our subsidiaries in the Subject Countries in the fiscal year ended April 30, 2005 and the six months ended October 30, 2005 were approximately C$15 million and approximately

C$7.6 million, respectively. These amounts represent approximately 1.7% and 1.5% of our consolidated revenues for fiscal 2005 and the six months ended October 30, 2005, respectively. In fiscal 2005, of the total C$15 million in revenues generated from the Subject Countries, approximately $5.6 million was attributable to sales in Iran, approximately C$5.2 million to sales in Sudan, and approximately C$4.2 million to sales in Libya. For the six months ended October 30, 2005, of the total C$7.6 million in revenues generated from the Subject Countries, approximately C$2.1 million was attributable to sales in Iran, approximately C$4.7 million to sales in Sudan, and approximately C$0.8 million to sales in Libya. These revenues were derived principally from the provision of transportation and related services using helicopter and/or fixed-wing aircraft to support the operations of domestic and foreign oil and gas exploration and production companies at both offshore and onshore oilfields in the Subject Countries. These services consist of: transport of personnel, equipment and goods; emergency and medical evacuation; cargo sling and rescue operations; provision of flight crews and technical personnel; and associated services. To a lesser degree, during these two periods we also recognized revenues from the provision of repair and overhaul services in certain Subject Countries. A small portion of our total revenues from the Subject Countries during the two periods was derived from spare parts sales.
Activities by Subject Country
     Iran. As disclosed in our report on Form 6-K for the month of October 2005, a Canadian subsidiary is currently performing under a contract expiring in June 2006 with Eni Iran B.V., an affiliate of the Italian oil and gas company, Eni S.p.A, for two helicopters and associated services. In addition, we, through our subsidiaries, have an agreement with a local sales representative for the sale of aircraft parts and repair and overhaul services, a contract to provide repair and overhaul on aircraft components to a local air-transport provider, and a consulting agreement with a third party with regard to business development in Iran. With respect to past contacts, a Canadian subsidiary of ours provided helicopter support services for short-term periods in 2001, 2002 and 2003 to companies in support of their oil and gas production and exploration activities in Iran. With respect to future contacts, a Canadian subsidiary currently has a tender pending for the provision of helicopter and associated services to a company to support its oil and gas production and exploration activities.
     Sudan. A South African subsidiary is currently performing under two “wet lease” ACMI (aircraft, crew, maintenance and insurance) contracts expiring on or about June 2006 and December 2006 for the provision of one helicopter and associated services, in each case, to support the lessee’s contract with Greater Nile Petroleum Operating Company, a company engaged in oil and gas production and exploration activities in Sudan and whose shareholders include Chinese, Indian and Malaysian oil and gas companies. The South African subsidiary is also performing under a wet lease contract for the provision of one helicopter and associated services to support the lessee’s contract with its customer, a company engaged in oil and gas production and exploration activities in Sudan and affiliated with a Malaysian oil and gas company. We note that in each of the foregoing instances, our South African subsidiary’s customer or counterparty is not itself an oil and gas production and exploration company, such as Greater Nile Petroleum Operating Company, but rather another entity that in turn has entered into a contract with such company. In addition, the South African subsidiary is party to a teaming agreement with a third party. This agreement sets out the parameters under which our South African subsidiary provides and will provide helicopter and associated services to such third party in order for it to carry out its obligations pursuant to its contracts with Greater Nile Petroleum Operating Company and other oil and gas companies in Sudan. The agreement also contemplates the formation of a joint venture by the parties in relation to the provision of helicopter and associated services to the oil and gas industry in Sudan. With respect to future contacts, a South African subsidiary has been awarded a contract for the provision of helicopter and associated services to a company to support its oil and gas production and exploration activities.
     Libya. A South Africa subsidiary and its local partner recently entered into a contract with a company to provide one fixed-wing airplane and associated services to support that customer’s oil and gas exploration and production activities in Libya. This customer is an affiliate of an Australian oil and gas company. The South African subsidiary and the local partner entered into a joint venture agreement in 2002 and are currently in negotiations to clarify their legal relationship. In addition, through a Dutch subsidiary we have an agreement to operate a fixed-wing aircraft and provide certain associated services, including flight training, maintenance, repair and overhaul and spare parts, to an oil and gas production and exploration company (of which a Canadian oil and gas company holds an equity interest). Our only other current contract is a representative agreement appointing a local entity to serve as our subsidiary’s representative to a group of local and offshore customers. As to past contacts, the Dutch subsidiary operated two fixed-wing aircraft and provided associated services, including flight training, maintenance, repair and overhaul and spare parts, to two domestic oil and gas production and exploration companies. The Dutch subsidiary held record of ownership for both these aircraft up until 2003 and 2005, respectively, while the oil and gas production and exploration companies have beneficially owned these aircraft since the 1990s. A Canadian oil and gas company has an equity interest in one of these companies. Furthermore, the Dutch subsidiary also purchased a fixed-wing aircraft from the original equipment manufacturer and sold such aircraft in early 2004 to the company for which it is currently operating such aircraft and providing certain associated services to (as described above). The Dutch subsidiary also leased one replacement fixed-wing aircraft for approximately two months in early 2000 to a domestic oil and gas production and exploration company. With respect to future contacts, a South African subsidiary currently has a tender pending for the provision of a fixed-wing aircraft and associated services to a company to support its oil and gas production and exploration activities in Libya.
Materiality Analysis
     In our view, the level of our activities in the Subject Countries, as highlighted in the foregoing paragraphs, is not material to our consolidated results of operations or financial condition. As noted above, the revenues contributed by our operations in the Subject Countries represented only approximately 1.7% and 1.5% of our consolidated revenues for fiscal 2005 and the six months ended October 30, 2005, respectively. As requested, we have also considered the materiality from a qualitative standpoint of our corporate activities in the Subject Countries, with particular regard to the “asymmetrical risk” that such activities may pose to our reputation and share value. We are aware that such “asymmetrical risk” may arise, as former SEC Chairman Donaldson noted, when, as a result of dealings with a disfavored country, “a company faces public or government opposition, boycotts, litigation, or similar circumstances that are reasonably likely to have a material adverse impact on a company’s financial condition or results of operations.” The majority of the public investor base in our stock is Canadian or otherwise non-U.S. Further, we are not aware that any of the U.S. governmental and private pension fund investors that have urged divestment of pension fund assets from companies doing businesses in the Subject Countries, as described in the Staff’s comment letter, is invested in our stock. Nor are we aware of any Canadian or other non-U.S. governmental and private pension fund investors in our stock that have urged divestment of pension fund assets from companies doing businesses in the Subject Countries. Even if we decided to discontinue our operations and divest our limited fixed assets in all of the Subject Countries and redeploy the aircraft being utilized in the Subject Countries to other jurisdictions, we do not believe there would be a material adverse impact on our financial condition, results of operations or share value. For these reasons, our view is that our corporate activities in the Subject Countries have not had, and are not anticipated to have, the material adverse impact upon our reputation and share value with which the Office of Global Security Risk’s inquiry is concerned.
*          *          *
     As you requested in your letter, we acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact either myself (tel. 604-279-2451) or my colleague Martin Lockyer (tel. 604-279-2488) in the event that you have any further questions.

Sincerely,

/s/ Jo Mark Zurel
Jo Mark Zurel
Senior Vice-President
and Chief Financial Officer

cc:	Martin Lockyer — Vice President, Legal Services and Corporate Secretary

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